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                           July 13, 2021

       Vivek Ranadiv
       Chairman and Co-Chief Executive Officer
       BowX Acquisition Corp.
       2400 Sand Hill Rd., Suite 200
       Menlo Park, CA 94025

                                                        Re: BowX Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed June 29, 2021
                                                            File No. 333-256133

       Dear Mr. Ranadiv  :

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Cover page

   1. We note the revisions made to your defined terms in response to comment 1. However, to help investors better
understand the Mergers and the disclosures regarding the ownership of the combined
company, please revise the cover page and other relevant disclosures to clarify that the
Aggregate Merger Consideration of 655,300,000 shares includes shares to be issued in respect of
outstanding shares of WeWork as well as shares underlying
                                                        options, restricted
stock unit awards and warrants of WeWork that will be converted into options, restricted
stock unit awards and warrants of New WeWork in the Mergers.
                                                        Please also disclose
the estimated number of shares of New WeWork that will be issued to
                                                        WeWork stockholders
immediately upon consummation of the Mergers in respect of the
 Vivek Ranadiv
FirstName  LastNameVivek
BowX Acquisition  Corp. Ranadiv
Comapany
July       NameBowX Acquisition Corp.
     13, 2021
July 13,
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FirstName LastName
         outstanding shares of WeWork they hold, based on outstanding shares as of a recent date.
         Please also disclose the exchange ratio in this context.
Projected Financial Information, page 144

2. We note your response to comment 23 and the investor presentation filed as exhibit 99.2 to the Form 8-K dated March 26, 2021. The investor presentation appears to provide additional projections, including projected liquidity and cash flows as presented on page
         34 of the presentation, that do not appear to be included in the registration statement.
         Please tell us what consideration was given to providing additional projected financial information and why it is not material to investors in this transaction.
3. We note your response to comment 28 that there were "uncertainties related to the
         recovery of WeWork   s business from the effects of the COVID-19
pandemic that have
         negatively impacted WeWork   s revenue during the first half of 2021,
and therefore may
         impact achievement of the short term projections on the projected schedule." Please revise your disclosure in this section to provide similar information about management's current views on the short-term projections and the company's ability to meet them. In this respect, please also consider highlighting in a prominent manner the risk that the assumptions made at the time the projections were prepared as to the timing of recovery from COVID and return to pre-pandemic behaviors by the end of 2021 may be more uncertain or unlikely at this time, and the potentially unfavorable impact this may have on expectations of future growth.
4. We note that it appears that a significant assumption used in the projections was that a recovery from COVID would result in a return to pre-COVID levels by the end of
         2021. Please provide additional detail regarding the process undertaken to formulate this particular assumption, such as the parties involved and the sources relied upon.
5. We note your response to comment 30 and the revisions on page 145 regarding the underlying assumptions used, such as the historical occupancy levels and historic trends by region. Please also revise to clarify if the projections provided are in line with historical operating trends.
Ownership of New WeWork After the Closing, page 147

6. We note the revisions you have made in response to comments 32 and 33. Please clarify whether the tables on pages 147 and 148 are subject to all of the same assumptions, other than the assumption as to whether or not the BowX public and private placement warrants have been exercised after completion of the business combination and assumptions as to no or maximum redemptions by BowX's public stockholders. The assumptions appear in the narrative descriptions following each table, but do not mirror one another. If the second table is intended to show the additional impact on share ownership if the BowX public and private warrants are exercised, it is unclear why other or additional assumptions would be needed. Please reconcile these sections, or explain why the assumptions underlying the percentages in the tables are different.
 Vivek Ranadiv
FirstName  LastNameVivek
BowX Acquisition  Corp. Ranadiv
Comapany
July       NameBowX Acquisition Corp.
     13, 2021
July 13,
Page  3 2021 Page 3
FirstName LastName
Interests of BowX's Directors and Executive Officers in the Business Combination, page 150

7. We note your responses to comments 34 and 47. Please revise to indicate that there have been no material out-of-pocket expenses subject to reimbursement and that you do not anticipate such expenses at this time or advise.
Certain U.S. Federal Income Tax Considerations for Stockholders Exercising Redemption Rights
, page 173

8. We note the disclosures you have included regarding income tax considerations of the
         Mergers for shareholders of WeWork. Please also add a discussion of the tax consequences of the Mergers to stockholders of BowX who do not exercise redemption rights, as BowX shareholders will be making an investment decision whether or not to redeem their shares. If the Mergers will not be taxable to BowX shareholders, please include a tax opinion.
Proposed Business Combination, page 217

9. Consistent with your response to comment 38, please disclose that amounts due to parties that did not waive their right to seek repayment from funds in the trust account are not material.
Beneficial Ownership of Securities, page 319

10. In connection with comment 44, please clarify, if true, that the 19,860,580 shares of New
         WeWork Class C Common Stock will be issued to Adam Neumann in connection with the
         Mergers, but they are not a part of the 655,300,000 shares of Aggregate Merger
         Consideration    as defined in your filing. In this regard, we note
that your supplemental
         response to comment 44 states that the 655,300,000 shares of Aggregate Merger
         Consideration does also include the 19,860,580 shares of New WeWork to be held by
         Adam Neumann, which appears to be an error. Please confirm our understanding.
11. Regarding disclosure of Mr. Neumann's beneficial ownership of shares of New WeWork common stock after the Mergers in the table and footnote 10, please clarify whether Mr.
         Neumann will have voting control with respect to the non-economic Class C shares after the Mergers. If so, please include the shares in the table and revise footnote 10 as necessary to describe such voting rights. With respect to Mr. Neumann s 19,860,580
         WeWork Partnership Profits Interest Units, please disclose in footnote 10 if true, that Mr.
         Neumann will have a right to exchange these Units for Class A common stock of New
         WeWork after completion of the Mergers. If this right may be exercised within 60 days, please include the shares of Class A common stock in the table as well.
Certain Relationships and Related Person Transactions, page 324

12. We note your response to comment 49. Your disclosure in the "Background to the
         Business Combination" sections appears to indicate that the Settlement Agreement was a
 Vivek Ranadiv
BowX Acquisition Corp.
July 13, 2021
Page 4
      material factor in continuing to pursue this transaction given the ongoing litigation. In addition, the agreement appears to relate to, and have a potential effect upon, various aspects of your business and corporate governance. Under these circumstances, it is unclear to us why the Settlement Agreement is not a material contract pursuant to Item
      601(b)(10) of Regulation S-K. Please file it as an exhibit to your registration statement or provide us with an detailed legal analysis explaining why it is not required to be filed.
13. We note your responses to comments 48 and 49. Regarding Mr. Neumann's continuing right to observe meetings of the WeWork board after the closing of the business combination, please elaborate on the purpose of this provision and what the right to
      "observe" means under the agreement. For example, will Mr. Neumann have any right to participate in a discussion among board members, express his views, or answer questions? Is the observation right limited to formal meetings, or does it also include other conversations relating to the business of WeWork among board members outside of formal meetings? What is the benefit to Mr. Neumann and to the WeWork board of allowing this right to Mr. Neumann? Is it expected, or possible, that Mr. Neumann would directly or indirectly influence decisions to be made or actions to be taken by the board by use of the observation right? What confidentiality provisions, if any, are contained in the agreement? Please also file the observer agreement as an exhibit to the registration statement.
        You may contact Kristina Marrone at (202) 551-3429 or Shannon Menjivar at (202) 551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 or Pam Long at (202) 551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameVivek Ranadiv
                                                            Division of
Corporation Finance
Comapany NameBowX Acquisition Corp.
                                                            Office of Real
Estate & Construction
July 13, 2021 Page 4
cc:       David Peinsipp
FirstName LastName